Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 3 DATED JANUARY 2, 2018

TO THE PROSPECTUS DATED APRIL 26, 2017

This sticker supplement no. 3 is part of, and should be read in conjunction with, our prospectus dated April 26, 2017, sticker supplement no. 1 dated November 28, 2017 and sticker supplement no. 2 dated December 7, 2017. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus. The purpose of this sticker supplement is to disclose:

•	the extension of the term of this offering; and

•	the acquisition and financing of a medical office building located in Overland Park, Kansas

Extension of the Offering

We commenced this offering of up to $2,000,000,000 in shares of Class A, Class T or Class I common stock on March 2, 2016. On December 21, 2017, our board of directors extended this primary initial public offering for an additional one-year period. Accordingly, we will continue to offer shares of our common stock on a continuous basis until the earlier of the date on which the maximum offering amount has been sold, or March 2, 2019, unless extended in accordance with applicable securities laws.

Property Acquisition

On December 27, 2017, we, through our operating partnership and its subsidiaries, completed the acquisition of ground lease interests in the land and a fee simple interest in the improvements which constitute a medical office building located in Overland Park, Kansas (“Overland”) from MidAmerica Surgery Institute Properties II, LLC (the “Seller”) for an aggregate purchase price of approximately $14.0 million, excluding closing costs. As part of the acquisition, we were also granted a license to use the name “Mid-America Surgery Institute” in connection with identifying and publicizing the Overland property.

We funded the purchase of Overland with proceeds from our public offering and proceeds from the Overland Loan (as defined and described below).

On December 27, 2017, in connection with our acquisition of Overland, we entered into a credit agreement dated as of December 15, 2017 with Synovus Bank (“Synovus”) pursuant to which we were provided a term loan, in the maximum aggregate principal amount of $8.4 million, of which approximately $5.6 million was funded in connection with the acquisition of Overland and approximately $2.8 million can be funded upon request during the initial 36-month term of the loan provided certain debt service coverage requirements are met.

The Overland Loan matures on December 15, 2020, subject to one 24-month extension option provided certain conditions are met. The Overland Loan accrues interest at a rate equal to the sum of the one-month London Interbank Offered Rate plus 2.20%, with monthly payments of interest only for the initial 36-month term and the remaining principal balance payable at maturity. We may prepay, without a penalty, all or any part of the Overland Loan at any time.

The Overland Loan is secured by a leasehold mortgage on all fixtures and improvements located in or on the Overland medical office buildings, the assignment of our interests in all leases and rents due from Overland, and the assignment of our rights and interest in the ground lease underlying the Overland medical office building. The Overland Loan contains affirmative, negative, and financial covenants customary for a loan of this type, including quarterly financial reporting obligations and minimum debt service coverage requirements.

We paid Synovus a loan commitment fee of $33,600 in connection with the Overland Loan, or 0.40% of the aggregate Overland Loan amount.

An investment services fee of approximately $315,000, which is equal to 2.25% of the purchase price of Overland was paid to our advisor in connection with the acquisition of Overland.